LAW and MEDIATION OFFICES
HENRY C. CASDEN

                                                                         77-770 COUNTRY CLUB DRIVE, SUITE E
                            PALM DESERT, CALIFORNIA 92211
                TELEPHONE:  760.989.4030
                           FACSIMILE:  760.406.5799

   Founding Member Mediation Panel
                            Riverside County Superior Court

             Graduate Straus Institute for
             Alternative Dispute Resolution

By Facsimile (703) 813-6967
By Edgar Filing

December 29, 2010

Mr. Donald Field
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Empire Global Gaming (“EGGI”)
Registration Statement on Form S-1
Filed September 22, 2010
File No. 333-169531

Dear Mr. Field:

This letter is written in response to your comment letter to EGGI dated December 15, 2010.  We have endeavored to respond to your comments and to make changes that you have requested in the above referenced comment letter and in that regard we will be sending you the amended S-1 filing together with another “mark-up draft” indicating all of the changes made therein by edgar filing.  Please note that our numbering of the paragraphs below are consistent with the numbers of the comments in your letter of December 15, 2010.  Please also note also that page numbers may have changed because of the inclusion of additional text required to conform the S-1 to include your comments and requested changes.

Prospectus Cover Page

1.  Change made as requested.

Prospectus Summary

2.  See changes made.

3.  See changes made.

4.  See changes made.

5.  See changes made.

Risk Factors

Our Investors may lose their entire investment

6.  See changes made.

Insiders will continue to have………………………..

7.  See changes made.

Use of Proceeds

8.  See changes made.

Dilution

9.  See changes made.

Description of Business

Company Overview, Business History…………………..

10.  See changes made.

11.  See changes made.

Plan of Operations-In General

12.  So noted and changed taking into consideration certain events.

Patents

13.  See changes made.

Managements Discussion and Analysis of Financial Condition and Plan of Operation

In General

14.  So noted and changed.

15.  So noted and changed.

Cash Flows and Capital Resources

16.  See changes made on pages 8 and 37.

Security Ownership of Certain Beneficial Owners

17.  See changes made consistent with comments.

Audited Financial Statements

18.  See changes made consistent with comments.

19.  See changes made consistent with comments.

Note 5

20.  Revised

21.  We are within 135 days and therefore in conformance with Rule 8.08.

Accountants’ Consent

22.  Made changes as requested.

Signatures

23.  Changed.

24.  Changed.

We look forward to completion of the above comment process and to obtain an effective date of the registration statement as soon as possible.  Thank you.

Very truly yours,

/s/ Henry C. Casden

HENRY C. CASDEN
cc:  Client

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